Exhibit 8.3

Goodwin Procter llp Counsellors at Law Exchange Place Boston, MA 02109	t: 617.570.1000 f: 617.227.8591 goodwinprocter.com
As of August 9, 2005
ProLogis
14100 East 35th Place
Aurora, Colorado 80011
     Re:     Catellus Development Corporation — Certain Federal Income Tax Matters
Ladies and Gentlemen:
     We have acted as special tax counsel for Catellus Development Corporation, a Delaware corporation (the “Company”), in connection with the merger (the “Merger”) of the Company with and into Palmtree Acquisition Corporation (“Merger Sub”), a Delaware corporation, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 5, 2005, by and among you, Merger Sub and the Company. This opinion letter addresses the qualification of the Company as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).
     The advice contained in this opinion is not intended for or written to be used, nor can it be used, by any taxpayer for the purpose of avoiding federal tax penalties. The advice contained herein was written to support the marketing of the sale of the Company. You should seek advice based on your particular circumstances from an independent advisor. The foregoing language is intended to satisfy the requirements under the new regulations in Section 10.35 of Treasury Department Circular 230.
     In rendering the following opinion, we have reviewed and relied upon the Merger Agreement and the organizational documents (the “Organizational Documents”) set forth on Exhibit A hereto. We assume that, as represented by the Company in the REIT Certificate described below, the Company is not, and has not been, a party to any agreement (written or oral) that would modify the provisions of the Merger Agreement or any of the Organizational Documents in a manner that would adversely affect our opinion.
     We also have reviewed and relied upon certain representations and covenants of the Company contained in a representation letter provided to us by the Company in connection with the preparation of this opinion (the “REIT Certificate”) regarding the organization and operations of the Company and other matters affecting the Company’s ability to qualify as a REIT, a copy of which has been provided to you. We assume that each such representation is and will be true,

ProLogis
As of August 9, 2005

correct and complete, that the Company and any subsidiaries have been, are and will be owned and operated in accordance with the REIT Certificate and that all representations that speak to the best of the belief and/or knowledge of any person(s) or party(ies), or are subject to similar qualification, are and will continue to be true, correct and complete as if made without such qualification. We also have assumed with your permission (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity, to the extent relevant to our opinion, of final documents to all documents submitted to us as drafts, (v) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (vi) the accuracy and completeness of all records made available to us and (vii) the factual accuracy of all representations, warranties and other statements made by all parties.
     In rendering our opinion, we have assumed that (i) the Merger will occur in accordance with the terms of the Merger Agreement, without amendment, modification or waiver of any term or condition of such agreement in a manner that would adversely affect our opinion; (ii) each party will comply with any covenants made by it in the Merger Agreement, except where failure to do so would not adversely affect our opinion; (iii) the dividend provided for in Section 4.15(b) of the Merger Agreement has been declared and paid as and to the extent contemplated by such section; and (iv) after the Merger, no action will be taken that (and there will be no failure to take any action where such failure) (A) would revoke or terminate the Company’s REIT election or its status as a REIT for any period or is otherwise inconsistent with the Company’s status as a REIT for any period or (B) is inconsistent, in a manner that would adversely affect our opinion, with any of the representations provided to us by the Company in connection with the preparation of this opinion letter. The term “action” shall include without limitation any tax filing or position taken on a tax filing.
     For purposes of our opinion, we have relied solely on the Merger Agreement, the Organizational Documents, the REIT Certificate and the assumptions set forth herein. For purposes of our opinion, we have not investigated or verified the accuracy of any of the representations in the REIT Certificate, the Company’s compliance with the REIT Certificate, or the accuracy of our assumptions.
     Our opinion is based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretations thereof as in effect for each of the taxable years covered by our opinion and, in the case of taxable years ending after December 31, 2004, as in effect as of the date of this opinion.

ProLogis
As of August 9, 2005

     Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that the Company has qualified for treatment as a REIT for the Company’s taxable year ending December 31, 2004 and the Company’s organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for the Company’s taxable year ending on the Closing Date.
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     We express no opinion other than the opinion expressly set forth herein. Our opinion is not binding on the Internal Revenue Service or a court, and the Internal Revenue Service or a court may disagree with our conclusion. Changes in applicable law could cause the federal income tax treatment of the Company to differ materially and adversely from the treatment described above.
     This opinion shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Business Lawyer 831 (May 1998).
     Our opinion is provided to you at the Company’s request pursuant to Section 5.3(d) of the Merger Agreement solely for your reliance in connection with the Merger and may not be relied upon by any other person or for any other purpose without our prior written consent. This opinion speaks only as of the date hereof, and we undertake no obligation to update this opinion or to notify any person of any changes in facts, circumstances or applicable law.
     We hereby consent to the filing of this opinion as an exhibit to the registration statement on Form S-4 (Registration No. 333-126560) filed with the Securities and Exchange Commission in respect of the Merger and to the use of our name therein.

Very truly yours, /S/ GOODWIN PROCTER LLP Goodwin Procter llp

ProLogis
As of August 9, 2005

EXHIBIT A
ORGANIZATIONAL DOCUMENTS
1.	Restated Certificate of Incorporation of Catellus Subco Corporation, dated December 1, 2003.

2.	Certificate of Amendment of Restated Certifiicate of Incorporation of Catellus Subco, Inc. (changing its name to “Catellus Development Corporation”), dated December 1, 2003.

3.	Second Amended and Restated Bylaws of Catellus Development Corporation adopted on May 4, 2004.

4.	Amended and Restated Agreement of Limited Partnership of Catellus Operating Limited Partnership, dated December 1, 2003.